Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2015 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and as adopted by the European Union, have been condensed or omitted. All share and per share data in this report, including those relating to the warrants, gives retrospective effect to the bonus issuance of shares in the ratio of 3:1 of our authorized, issued and outstanding shares, which was effective on January 13, 2015.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements, other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric study of TransCon Growth Hormone and our planned Phase 1 studies of TransCon Parathyroid hormone (“PTH”) and TransCon C-Type Natriuretic Peptide (“CNP”);

•	our plans to submit Investigational New Drug Applications (“INDs”) or equivalent regulatory filings for TransCon PTH in the second quarter of 2017, and for TransCon CNP in the fourth quarter of 2017;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file INDs or equivalent regulatory filings for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and our device;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section in our Annual Report on Form 20-F for the year ended December 31, 2015 — “Item 3.D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. We are developing our most advanced product candidate, TransCon Growth Hormone, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. In August 2016, we initiated a pivotal global Phase 3 study of TransCon Growth Hormone, the heiGHt Trial, in children with GHD. In 2015, we successfully completed a Phase 2 study of TransCon Growth Hormone to evaluate the safety and efficacy of once-weekly TransCon Growth Hormone in 53 treatment-naïve, pre-pubertal children with GHD.

We are also using our TransCon technology platform to develop TransCon PTH for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We are currently conducting toxicology studies to support an IND, and expect to file an IND or equivalent regulatory filing for TransCon PTH in the second quarter of 2017. We believe our TransCon PTH may solve significant unmet medical needs, and provide patients suffering from hypoparathyroidism with a more physiological parathyroid hormone replacement therapy than currently approved drugs.

We are also developing TransCon CNP for the treatment of achondroplasia, the most common form of dwarfism. Currently there are no therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP is based on our TransCon technology platform and C-type natriuretic peptide, a therapeutic target with extensive preclinical data. We are currently expanding our manufacturing capabilities to support IND-enabling toxicology studies, and we expect to file an IND or equivalent regulatory filing in the fourth quarter of 2017.

Outside rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates, such as TransCon Ranibizumab in the field of ophthalmology, for which we partnered with Genentech, TransCon Peptides for the treatment of diabetes, for which we partnered with Sanofi, and TransCon Treprostinil, which demonstrated promising pharmacokinetics in a Phase 1 study in healthy adult volunteers completed in 2015.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technology, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we sold 6,900,000 American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering (“IPO”) at a price of $18.00 per ADS, for aggregate gross proceeds to us of $124.2 million, equivalent to €109.8 million at the date of closing. On October 24, 2016, we completed the sale of an aggregate of 6,315,789 ADSs and on November 2, 2016, we completed the additional sale of an aggregate of 861,878 ADSs pursuant to a partial exercise of the underwriters’ option to purchase additional ADSs in the October offering. Aggregate gross proceeds from the offering were $136.4 million, equivalent to approximately €124.9 million at the dates of closing.

We had a net loss of €52.1 million for the nine months ended September 30, 2016. Our total equity was €74.4 million as of September 30, 2016 compared to €120.3 million as of December 31, 2015. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

Results of Operations

Comparison of the three months ended September 30, 2016 and 2015 (unaudited):

	Three Months Ended September 30,
	2016	2015
	(EUR’000)

Revenue	1,169	2,117
Research and development costs	(16,510)	(8,038)
General and administrative expenses	(2,641)	(1,396)

Operating profit / (loss)	(17,982)	(7,317)
Finance income	18	126
Finance expenses	(347)	(279)

Profit / (loss) before tax	(18,311)	(7,470)

Tax on profit / (loss) for the period	57	160

Net profit / (loss) for the period	(18,254)	(7,310)

Revenue

The following table summarizes our revenue for the three months ended September 30, 2016 and 2015 (unaudited):

	Three Months Ended September 30,
	2016	2015
	(EUR’000)
Revenue from the rendering of services	424	869
License income	745	1,248

Total revenue	1,169	2,117

Total revenue for the three months ended September 30, 2016 was €1.2 million, a decrease of €0.9 million, or 45%, compared to total revenue of €2.1 million for the three months ended September 30, 2015. This change was primarily due to a decrease of €0.6 million in revenue from our collaboration with Genentech, primarily caused by an extension of the period over which the license income will be recognized, and a decrease of €0.1 million in revenue from our collaboration with Sanofi due to fewer services rendered by us. Revenue from other collaborations decreased by €0.2 million.

As of September 30, 2016, we had deferred income of €0.8 million arising from our collaboration agreement with Genentech compared to €3.1 million as of December 31, 2015. This deferred income will be recognized as revenue as we and our collaboration partner progress our development projects.

Research and Development Costs

Research and development costs were €16.5 million for the three months ended September 30, 2016, an increase of €8.5 million, or 105%, compared to research and development costs of €8.0 million for the three months ended September 30, 2015. External costs related to our TransCon Growth Hormone project increased by €4.7 million to €9.5 million for the three months ended September 30, 2016 as compared to the three months ended September 30, 2015. The higher costs in the three months ended September 30, 2016 reflect increasing manufacturing costs and other costs related to our Phase 3 heiGHt trial initiated in August 2016. External costs related to our TransCon Treprostinil project decreased by €0.4 million, whereas costs to our TransCon CNP and TransCon PTH projects increased by €1.4 million. Other research and development costs increased by approximately €2.8 million, primarily because of an increase in personnel costs of €2.3 million due to an increase in number of employees in research and development functions, but also general increases of €0.5 million in other costs, including travel, facility and information technology related to the increase in employee headcount. Research and development costs included share-based compensation of €0.8 million for the three months ended September 30, 2016 and €0.1 million for the three months ended September 30, 2015.

General and Administrative Expenses

General and administrative expenses were €2.6 million for the three months ended September 30, 2016, an increase of €1.2 million, or 89%, compared to general and administrative expenses of €1.4 million for the three months ended September 30, 2015. The increase is primarily due to an increase in personnel costs of €1.3 million for additional administrative personnel to respond to increasing compliance requirements of operating as a publicly traded company, partly offset by a decrease in professional fees of €0.1 million. Other general and administrative expenses were in line with the similar period of 2015. General and administrative expenses included share-based compensation of €0.8 million for the three months ended September 30, 2016. The share-based compensation for the three months ended September 30, 2015 was offset by the impact of forfeited warrants previously recognized.

Finance Income and Finance Expenses

Finance income was €18 thousand for the three months ended September 30, 2016, compared to €0.1 million for the three months ended September 30, 2015. Finance expenses were €0.3 million for the three months ended September 30, 2016, in line with €0.3 million in the same period of 2015. The net finance expenses reflect negative exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended September 30, 2016, as well as in the three months ended September 30, 2015. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Taxes for the three months ended September 30, 2016 were a net tax credit of €0.1 million compared to a net tax credit of €0.2 million for the three months ended September 30, 2015. Taxes for the three months ended September 30, 2016 comprised an estimated tax credit of €135 thousand in the group of Danish companies partly offset by tax payments in our U.S. and German subsidiaries of €78 thousand. The net tax credit for the three months ended September 30, 2015 comprised an estimated tax credit for our Danish companies of €122 thousand, an estimated reduction of payable tax in our U.S. subsidiary of €63 thousand, reduced by a tax expense of €25 thousand attributable to our German subsidiary.

Comparison of the nine months ended September 30, 2016 and 2015 (unaudited):

	Nine Months Ended September 30,
	2016	2015
	(EUR’000)

Revenue	3,563	6,141
Research and development costs	(46,031)	(28,013)
General and administrative expenses	(8,218)	(5,945)

Operating profit / (loss)	(50,686)	(27,817)
Finance income	1,491	9,266
Finance expenses	(3,111)	(2,774)

Profit / (loss) before tax	(52,306)	(21,325)

Tax on profit / loss for the period	249	398

Net profit / (loss) for the period	(52,057)	(20,927)

Revenue

The following table summarizes our revenue for the nine months ended September 30, 2016 and 2015 (unaudited):

	Nine Months Ended September 30,
	2016	2015
	(EUR’000)
Revenue from the rendering of services	1,329	2,397
License income	2,234	3,744

Total revenue	3,563	6,141

Total revenue for the nine months ended September 30, 2016 was €3.6 million, a decrease of €2.5 million, or 42%, compared to total revenue of €6.1 million for the nine months ended September 30, 2015. This change was due to a decrease of €2.0 million in revenue from our collaboration with Genentech, primarily caused by an extension of the period over which the license income will be recognized, and a decrease of €0.5 million in revenue from our collaborations with Sanofi and others due to fewer services rendered by us.

As of September 30, 2016, we had deferred income of €0.8 million arising from our collaboration agreement with Genentech compared to €3.1 million as of December 31, 2015. This deferred income will be recognized as revenue as we and our collaboration partner progress our development projects.

Research and Development Costs

Research and development costs increased to €46.0 million for the nine months ended September 30, 2016 from €28.0 million for the nine months ended September 30, 2015. The increase of €18.0 million, or 64%, is primarily attributable to an increase of €9.0 million in external costs associated with our TransCon Growth Hormone manufacturing and preparation for our Phase 3 study, and continued development of the pen device we are developing to facilitate the administration of TransCon Growth Hormone by patients. External costs related to our TransCon Treprostinil project decreased by €1.6 million following completion of our Phase 1 study in April 2015, and costs to other projects including TransCon CNP and TransCon PTH increased by €2.4 million. Personnel costs increased by €6.9 million following from an increase in the number of employees in research and development functions. Other research and development costs increased by approximately €1.3 million, including travel, facility and information technology costs related to the increase in employee headcount. Research and development costs included share-based compensation of €2.8 million for the nine months ended September 30, 2016 and €0.5 million for the nine months ended September 30, 2015.

General and Administrative Expenses

General and administrative expenses were €8.2 million for the nine months ended September 30, 2016, an increase of €2.3 million, or 38%, compared to general and administrative expenses of €5.9 million for the nine months ended September 30, 2015. The increase is primarily due to an increase in personnel costs of €2.7 million for additional administrative personnel to respond to increasing compliance requirements of operating as a publicly traded company, partly offset by a decrease in professional fees of €0.5 million. Other general and administrative expenses increased by €0.1 million compared to the similar period in 2015. General and administrative expenses included share-based compensation of €2.6 million for the nine months ended September 30, 2016, and €0.6 million for the nine months ended September 30, 2015.

Finance Income and Finance Expenses

Finance income was €1.5 million for the nine months ended September 30, 2016, compared to €9.3 million for the nine months ended September 30, 2015. Finance expenses were €3.1 million for the nine months ended September 30, 2016, compared to €2.8 million in the same period of 2015. The significant decrease in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the nine months ended September 30, 2015, whereas we generated net losses from exchange rate fluctuations in the nine months ended September 30, 2016. During the nine months ended September 30, 2016, the U.S. Dollar and the British Pound weakened against the Euro, and we recognized an unrealized exchange rate loss of €1.7 million on our cash positions maintained in U.S. Dollars and British Pounds. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the nine months ended September 30, 2016 was a net tax credit of €0.2 million, compared to a net tax credit of €0.4 million for the nine months ended September 30, 2015. Taxes for the nine months ended September 30, 2016 comprised an estimated tax credit of €0.5 million in the group of Danish companies partly offset by tax payments in our U.S. and German subsidiaries of €0.3 million. The net tax income for the nine months ended September 30, 2015 comprised an estimated tax credit of €0.5 million in the group of Danish companies, an estimated tax refund of €54 thousand attributable to our U.S. subsidiary, reduced by tax expenses of €0.1 million attributable to our German subsidiary.

Liquidity and Capital Resources

As of September 30, 2016, we had cash and cash equivalents totaling €74.5 million compared to €119.6 million as of December 31, 2015. We have funded our operations primarily through (i) issuance prior to our IPO of preference shares and convertible debt securities, (ii) payments to us under our collaboration agreements and (iii) issuance of ADSs in our IPO. On February 2, 2015, we completed an IPO which resulted in the listing of ADSs representing our ordinary shares. Gross proceeds from the IPO were $124.2 million, equivalent to €109.8 million at the date of closing.

On October 24, 2016, we completed the sale of an aggregate of 6,315,789 ADSs and on November 2, 2016, we completed the additional sale of an aggregate of 861,878 ADSs pursuant to a partial exercise of the underwriters’ option to purchase additional ADSs in the October offering. Aggregate gross proceeds from the offering were $136.4 million, equivalent to approximately €124.9 million at the dates of closing. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of September 30, 2016, along with the proceeds from the offering completed in October and November 2016, will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Future Funding

Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited nine month periods ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
	2016	2015
	(EUR’000)	(EUR’000)
Cash flows from / (used in) operating activities	(43,519)	(33,480)
Cash flows from / (used in) investing activities	(570)	(676)
Cash flows from / (used in) financing activities	640	105,742

Net increase / (decrease) in cash and cash equivalents	(43,449)	71,586

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2016 was €43.5 million compared to €33.5 million for the nine months ended September 30, 2015. The net loss for the nine months ended September 30, 2016 of €52.1 million was adjusted by €7.4 million in non-cash expenses, primarily comprising share-based compensation and net finance expenses. The net change in working capital contributed positively to cash flow by €1.3 million, primarily comprising a €3.0 million increase in trade payables and other payables, partly offset by a decrease in deferred income of €2.2 million. Trade receivables and prepayments decreased by €2.0 million, but were partly offset by a €1.5 million increase in other receivables. We paid income taxes of €0.1 million in the nine months ended September 30, 2016.

Net cash used in operating activities for the nine months ended September 30, 2015 was €33.5 million. The net loss for the nine months ended September 30, 2015 was €20.9 million, which was adjusted by non-cash charges of €0.4 million for depreciation, €1.1 million for share-based compensation, €6.5 million of net finance income, and €0.4 million of net tax income. The net cash outflow from change in working capital of €6.9 million was primarily comprised of a €3.7 million decrease in deferred income, a €2.8 million increase in prepayments, and a net increase in deposits, trade receivables and other receivables of €0.8 million, partly offset by a net increase in trade payables and other payables of €0.4 million. We paid income taxes of €0.2 million for the nine months ended September 30, 2015.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2016 of €0.6 million were related to acquisition of equipment for use in our new offices in Denmark and in the U.S. and in the laboratories of our German facility.

Cash flows used in investing activities for the nine months ended September 30, 2015 of €0.7 million were primarily related to acquisition of property, plant and equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the nine months ended September 30, 2016 were related to warrant exercises in April, May, and September 2016 in which we received €0.6 million.

Cash flows from financing activities for the nine months ended September 30, 2015 of €105.7 million were related to our IPO completed in February 2015 in which we raised net proceeds of €101.4 million, and warrant exercises in May, June, August and September 2015 in which we received €4.3 million.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaboration with Genentech and our prior collaboration with United Therapeutics. Further, the proceeds from our series D financing in November 2014 and our IPO in February 2015 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves. We converted a portion of the proceeds from our IPO in U.S. Dollars to our functional currency, the Euro, in March 2015, reducing the amount held in U.S. Dollars, to better reflect the expected future cash outflow.

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biotechnology companies. This may lead to significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit-rating agencies.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring our cash forecasts, our actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of September 30, 2016, along with the proceeds from the offering in October and November 2016, are sufficient to meet our projected cash requirements for at least the 12 months from the date of this report.